

FARMERS & MERCHANTS BANCORP, INC.





2022
ANNUAL REPORT

Celebrating 125 Years in the Community

A letter from our
PRESIDENT & CEO

Dear Shareholders,

On behalf of everyone at F&M, I am proud to share the progress we made during 2022. For the year ended December 31, 2022, F&M achieved another year of record net income, earnings per share, total assets, and loans, which reflects our commitment to create sustainable value for our customers, associates, communities, and shareholders. In addition, our achievements during 2022 represent the successful completion of the three-year strategic plan we began implementing in 2019. Our 2019 strategic plan was focused on five key pillars including 1) customer acquisition and retention, 2) attract, develop and retain talent, 3) actively pursue accretive acquisitions, 4) drive financial and operating excellence, and 5) develop a compelling digital strategy. I am extremely pleased by the progress we have made over the past three years as we have become a highly profitable financial institution with over $3 billion in total assets and operations in Ohio, Indiana, and Michigan. Our success is also a result of our commitment to our communities, the local financial services we provide customers, and the dedication and hard work of our team members. As we look to the future, we will remain focused on nurturing lasting relationships and helping our customers realize their best lives.

125th Anniversary and Celebration
Throughout 2022, F&M celebrated 125 years of serving its local communities. As you may know, Farmers & Merchants State Bank was founded on April 1, 1897, by six local businessmen who realized the need for a bank in the village of Archbold, Ohio. F&M's commitment to serve its communities by offering local and expert financial services to customers and providing a safe, committed and positive work environment to our employees has been key to our growth and success. Since the Company's founding, F&M has expanded throughout Northwest Ohio, Northeast Indiana and Southern Michigan. Today, F&M has 33 full-service office locations in Ohio and Indiana, four Loan Production Offices, a brokerage firm, FM Investment Services, and a subsidiary captive insurance company.

Celebrations to commemorate our 125th year anniversary included special events, promotions, and donations throughout our communities. During the month of April 2022, every F&M office hosted an anniversary party for employees and customers with $125 cash giveaways at each office. On July 18, 2022, over 50 members of the F&M family, including 11, 30+ year employees, went to the Nasdaq Market Site in the heart of Times Square to ring the closing bell. The closing bell ceremony at Nasdaq was a once-in-a-lifetime

event for many of us at F&M. It brought the Company to the national spotlight, and I was happy to share it with many of the people that make F&M such a special place. Throughout the year, our customers enjoyed special deposit and loan product promotions to celebrate our anniversary. Finally, the Board declared a special one-time cash dividend of $0.0125 in June to honor F&M's 125th anniversary.

Invested in Our Communities
We ended 2022 with a record amount of charitable giving, which was up nearly 48% from the prior year. We provided $642,000 of charitable donations to support organizations throughout Indiana and Ohio. Because to the success of our 5th Annual Ohio F&M Charity Golf Classic, we expanded our efforts and hosted the inaugural Indiana F&M Charity Golf Classic in October. Combined, these two events raised approximately $45,000 for organizations in our Ohio and Indiana communities. For the year, our chartiable giving went to support organizations including Connecting Kids to Meals, Community Harvest Food Bank, 50 North Community Center, several local Amish Schools, Archbold Parks and Recreation, Arts Place in Portland, Jumpstart in Toledo, Foundation of Independent Colleges, and the Sauder Museum Farm & Craft Village.

Invested in Our Team
Our record results are fueled by our talented, high performing team members and I am pleased with the progress we continue to make attracting, developing, and retaining highly engaged, top talent in our areas. We also continue to promote an inclusive work environment. Of the top 13 executives of the bank, 46% are women, compared to just 30% three years ago. In addition, we continued to expand our team by promoting over 45 associates and hiring over 150 new employees.

During the year, Eric Faust was appointed Senior Vice President and Chief Risk Officer (CRO) and brings prior CRO and regulatory experience to F&M. This is the first CRO in F&M's history, and since Eric's appointment, we have built a comprehensive risk team and expanded our capabilities. This includes implementing an enhanced dashboard for cybersecurity measurement and awareness and creating a cyber committee at both the Board and Senior Executive levels, as well as additional resources to manage enterprise and regulatory risks across F&M's platform.

Andy Baker joined F&M in November as the Regional President for our Northern Indiana market. Andy brings over 27 years of banking experience, most recently as Executive Vice President and Market Manager for PNC. He has a long and proven history

of building markets and his incredible leadership skills will benefit F&M as we look to enhance our Northern Indiana market.

In 2022, Benét Rupp was promoted to Executive Vice President and to Chief Administrative Officer, managing F&M's loan operations, HR, strategic planning, and deposit administration functions. Shalini Singhal was promoted to Chief Information Officer and assumed additional responsibilities associated with the Company's M&A integration strategies. Alexis Smith was promoted to Chief People Officer, leading Human Resources for F&M inclusive of talent, learning, benefits, organization development and payroll. Amy Cover was promoted to Chief Marketing Officer, responsible for marketing and brand strategy, communications and public relations across F&M's footprint. Finally, Benét, Shalini, Alexis, and Amy are instrumental members of the Company's executive team and I look forward to their increased leadership and continued contributions to F&M.

After a 48-year tenure at F&M, Ed Leininger, EVP & Chief Operating Officer, retired in June 2022. Ed began in the bookkeeping department when the Bank had two offices in Ohio and $45 million in assets and he was an integral part of F&M's growth. Throughout his career at F&M, Ed was a wonderful mentor, leader, and partner to our communities. On behalf of the entire F&M family and I wish him all the best in his well-deserved retirement.

Invested in Accretive Acquisitions
Acquisitions have been an important part of our strategy over the past three years, and I am pleased to report that in October 2022 we completed the acquisition of Peoples-Sidney Financial Corporation ("Peoples"). The Peoples acquisition represents the fifth acquisition we have closed since 2019. It expands our presence in Sidney, Ohio and throughout greater Shelby County by adding offices in Sidney, Anna and Jackson Center, and a drive-through facility in Sidney. Peoples also contributed approximately $133 million in total assets, over $104.6 million in loans, and $111.9 million in deposits. Excluding one-time transaction costs, we expect the transaction to be accretive to earnings in 2023 and for it to provide a payback period of approximately 3.25 years. Overall, F&M has created a compelling acquisition platform and acquisitions remain an important component of our strategic growth plan. As a result, we remain committed to pursuing acquisitions of community banks within our core market areas that share our core community banking values.

2022 Financial Recap
As you can see, the investments we are making



> "Our success is also a result of our commitment to our communities, the local financial services we provide customers, and the dedication and hard work of our team members."

have enhanced our competitive position, provided our communities with more resources and better services, and created a powerful platform for F&M to excel. These investments are also reflected in our financial results and for the eighth consecutive year, we produced record annual financial results in 2022 including record net income, earnings per share, net loans, and total assets. Net income for the year ended December 31, 2022, was a record of $32.5 million, or $2.46 per diluted share, compared to $23.5 million, or $2.01 per diluted share for the same period last year. We achieved record net income in 2022, despite one-time costs associated with the Peoples acquisition. Adjusted net income, excluding one-time tax adjusted acquisition expenses, was $34.6 million, or $2.62 per diluted share for the year ended December 31, 2022, compared to $26.6 million, or $2.28 per diluted share for the year ended December 31, 2021.

At December 31, 2022, total loans, excluding PPP loans, and loan balances at the time of the Peoples acquisition, increased organically by $397.0 million, or by 21.4% from December 31, 2021. In addition, total loans including the October 2022 Peoples acquisition, increased 26.9% to a record $2.356 billion at December 31, 2022. The significant loan growth we achieved in 2022 reflects our strong team of lenders throughout Ohio, Indiana, and Michigan and our local presence, personalized services, and quick decision making. Our asset quality has also improved over the past 12 months reflecting our prudent approach to risk. Even as our total loans increased 26.9% year-over-year, our nonperforming loans declined 41.9% over this period, and we have no loans that are 90 days past due and accruing. As a result, nonperforming loans to total loans was 0.20% at December 31, 2022, compared to 0.43% at December 31, 2021.

At December 31, 2022, total deposits were a record $2.47 billion. The 12.6% increase from December 31, 2021, was a result of the Peoples acquisition and organic growth from expanding relationships with new and existing customers. The competition for deposits intensified throughout the year as a result of aggressive actions taken by the Federal Reserve to raise interest rates and reduce inflation. This caused our cost of interest-bearing liabilities to increase to 0.74% for the year ended December 31, 2022, compared to 0.48% for the year ended December 31, 2021. Despite the increase in our cost of interest-bearing liabilities, our net interest margin remained stable and was 3.32% for the year ended

December 31, 2022, compared to 3.31% for the same period a year ago.

Capital Allocation

Record financial results support the Company's growing dividend policy. F&M paid a record $10.8 million of dividends to our shareholders in 2022, an increase of 30.4% over the prior year. F&M has increased its annual dividend payment for 28 consecutive years reflecting our commitment to returning capital to shareholders. In fact, according to data from S&P Global Market Intelligence, of the nearly 800 publicly traded banks, F&M has the 9th longest track record of consecutive dividend increases.

New Strategic Growth Plan

After the success of our 2019 strategic growth plan, in 2022 we developed a new, three-year plan to guide the next phase of F&M's evolution. Our 2023 plan builds on many of the key strategies developed under our 2019 plan. Overall, we continue to believe F&M's community-oriented approach fills a significant need across our markets as many larger banks don't provide local resources to assist customers and many community banks lack modern banking platforms to support customers' needs.

As we follow our new strategic growth plan, 2023 will be a year of meaningful investments aimed at growing our presence in attractive markets, expanding our team, and enhancing our capabilities. During 2023, we will open new full-service offices in Toledo, Ohio, Fort Wayne, Indiana, and Birmingham, Michigan, as well as an office relocation in Auburn, Indiana. Top talent is required to support our growth and geographic expansion, while providing our customers with best-in-class service. Throughout 2023, we will continue to focus significant resources on attracting, developing, and retaining highly engaged talent. Expanding our banking resources and platform will be another important area of investment during 2023. Priorities include supporting our digital growth initiatives, further enhancements to our risk team, and expanding our IT infrastructure.

Outlook

After several years of strong economic growth and expansionary monetary policy, we expect 2023 to be a more challenging year for the U.S. economy as the Federal Reserve combats inflation and maintains a hawkish interest rate stance. Rapid rate increases throughout much of 2022 have impacted business activity and important

economic sectors like the housing industry. In addition, higher rates have increased the competition for deposits. We are not immune from tighter interest rate policies, but we believe our Bank is well positioned to navigate any near-term economic challenges as a result of our strong capital levels, robust asset quality, profitable financial model, and most importantly the value we provide our customers. We believe profitability in 2023 will be temporarily impacted by the planned strategic investments we are making to enhance our business and support future growth. In addition, we believe our larger scale and diversified geographic footprint provide additional benefits that will help us navigate a more uncertain economic period.

Conclusion

As we turn the page on our 125th anniversary, I am encouraged by our performance during 2022 and outlook for the future. We have built a leading financial institution that provides our communities with superior local services and nurtures lasting relationships. This is the cornerstone of our community banking approach, which will support and grow our business for decades to come. I am proud of our record operating and financial accomplishments, and I am excited about what the future holds for F&M's communities, customers, associates, and shareholders.

Sincerely,

Lars Eller
President and CEO

OUR **LEADERSHIP**

Board of Directors & Senior Management



BOARD OF DIRECTORS Front row, from left: Marcia S. Latta, Vice President-University of Findlay Division of University Advancement, Jo Ellen Hornish, CEO-Hornish Bros, Inc., Fountain City Leasing, Inc., Powder Coating, Inc., Lars B. Eller, President/Chief Executive Officer-Farmers & Merchants Bancorp, Inc., Farmers & Merchants State Bank, Jack C. Johnson, Chairman of the Board, President-Hawks Clothing, Inc.; Lori A. Johnston, President-ProMedica Insurance Corp., Back Row, from left: Andrew J. Briggs, Retired, former Chairman-Limberlost Bancshares, Inc., President-Bank of Geneva, K. Brad Stamm, President and Educational Consultant-Stamm Management Group, Eugene N. Burkholder, President-Falor Farm Center, Inc., David P. Vernon, Owner, Licensed Funeral Director & Embalmer-Vernon Family Funeral Homes, Kevin J. Sauder, President/CEO-Sauder Woodworking Co., Frank R. Simon, Founding & Managing Member/Attorney-Simon PLC Attorneys & Counselors, Steven J. Planson, President-Planson Farms, Inc.



SENIOR MANAGEMENT Front row, from Left: Brett Baumeister, Senior Vice President, Regional President; Barbara J. Britenriker, Executive Vice President, Chief Retail Banking Officer, Chief Financial Officer (Bancorp); Lars B. Eller, President, Chief Executive Officer; Phillip P. Lucas, Senior Vice President, Regional President East Central Indiana; Katrina L. DeGroff, Senior Vice President, Chief Financial Officer (Bank); Shalini Singhal, Senior Vice President, Chief Information Officer; Back row, from left: Rex D. Rice, Executive Vice President, Chief Lending Officer; Eric D. Faust, Senior Vice President, Chief Risk Officer; Alexis E. Smith, Vice President, Chief People Officer; Amy L. Cover, Vice President, Chief Marketing Officer; Benét S. Rupp, Executive Vice President, Chief Administrative Officer; Andrew S. Baker, Senior Vice President, Regional President Northern Indiana; David R. Gerken, Senior Vice President, Senior Commercial Banking Manager.


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FARMERS & MERCHANTS BANCORP, INC.
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FARMERS & MERCHANTS BANCORP, INC.

FARMERS & MERCHANTS BANCORP, INC. RINGS THE NASDAQ STOCK MARKET CLOSING BELL.

President and Chief Executive Officer, Lars Eller, as well as members of the Company's Board of Directors, Leadership Team, and 30+ year employees celebrate 125 years and 5 years listed on the Nasdaq by ringing the Nasdaq Closing Bell on Monday, July 18, 2022.






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5TH
ANNIVERSARY
FMAO NasdaqListed
FARMERS & MERCHANTS BANCORP, INC.
Nasdaq


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Celebrating

125 YEARS

IN THE COMMUNITY

"We are proud to celebrate our 125th year anniversary with our friends, customers and communities. We would not be where we are today without the dedication of our team and leadership, both past and present. While our footprint has greatly expanded, our values remain true to our original mission. We look forward to providing leading financial products and services to our customers, associates, shareholders and communities for many more years to come." - ***Lars Eller, President and CEO***

1897

The Farmers & Merchants State Bank is a community bank, as it has been since 1897. The bank's first office was one room located in the Vernier Hotel building, currently occupied by the Archbold Barber Shop.


FARMERS AND MERCHANTS BANK
SAVINGS ACCOUNT
BANK

1907

The first new structure was built on the corner of Depot and North Defiance Streets. The bank was heralded as one of the most unusual and attractive banks in the area, featuring marble interior, brass trimmed teller cages, tile floor, leaded windows, and high vaulted ceilings.

1919

The founding directors elected to change from a private bank to a state chartered bank and at this time changed its name from the Farmers & Merchants Bank to The Farmers & Merchants State Bank as required in the state charter.

1958

The bank moved to N. Defiance Street, greatly improving service to its customers and offering drive-up banking, electronic bookkeeping, convenient parking, and a social room for the community to use.


Farmers & Merchants
State Bank

1969

With resources over $23 million in 1969, The Farmers & Merchants State Bank again realized the need for additional space and inaugurated a building expansion, which nearly doubled the original structure built in 1958.

1985

In 1985, the conversion of the former bank, The Farmers & Merchants State Bank, into a holding company structure was performed to provide greater flexibility for expanding the banks business into activities closely related to banking.

1994

1994 was a very special year for The Farmers & Merchants State Bank. Earnings were very strong, asset quality remained outstanding, and the bank expanded its presence within its market area.


Nasdaq
FMAO
NasdaqListed
Nasdaq

1996

In June of 1996, Farmers & Merchants Bancorp split its stock, 5 for 1. The goal was to bring the price per share down so it would be more affordable and possibly encourage trading.

2002

Construction of the new Operations Center began on Clyde's Way in Archbold.

2007

The Bank made its first acquisition when it purchased Knisely Bank based in Butler, Indiana. Knisely Bank had offices in Auburn, Butler and St. Joe, Indiana.

2016

A significant time in F&M history. F&M passes the billion dollar barrier in assets.

2017

Farmers & Merchants Bancorp announced its listing on NASDAQ and was added to the ABA NASDAQ Community Bank Index

2018

Farmers & Merchants Bancorp agreed to acquire Limberlost Bancshares base in Geneva, Indiana

2019

F&M added Offices in Berne, Decatur, Geneva, Monroe, Monroeville and Portland and added Adams and Jay Counties in Indiana to the F&M footprint.


BANK
OF
GENEVA

2020

F&M purchased the assets and clients of Adams County Financial Resources located in Geneva, IN. F&M also opened three Loan Production offices located in Oxford, OH, Muncie, IN, and West Bloomfield, MI.


PERPETUAL FEDERAL
SAVINGS BANK

2021

F&M announces the acquisition of Ossian Financial Services, Inc., adding two offices in Ossian and Bluffton, IN.

F&M announces its second acquisition of the year, Perpetual Federal Savings Bank of Urbana, adding one office in Urbana. OH.

2022

F&M celebrates **125th Anniversary**.

F&M completes the acquisition of Peoples Federal Savings and Loan Association, adding 3 new offices to the F&M footprint in Anna, Jackson Center, and Sidney, OH.



WE ARE ROOTED
IN COMMUNITY.

There are banks that start out small and get too big to fail. Too corporate to connect with customers. Too automated to stay human. F&M Bank is as far from that as a bank can get. This is a place where you can call the CEO and he answers. Where customers feel embraced like family. Where relationships matter a whole lot more than quotas. Where it's about being flexible, not checking off a list. When you're local and rural and your customers are farmers, local businesses and neighbors, you respect your deep roots in the community, and you live by them.

WE VALUE HARD WORK
& Human Connections.

We don't have high marks to hit. We just have high standards. We don't commit a value statement to memory. We just have solid, traditional values. We don't look at solutions like products on a shelf. We tailor them to fit what works for the customer. So we get out in the community and get to know our customers. We cheer on the sidelines of football games and parades. We volunteer to build homes while building relationships. Real, honest-to-goodness teamwork. That's who we are.



WE *GENUINELY* CARE.

Life is full of unknowns and curveballs. The only constant is how we look out for each other as people. So our promise is this: We will always work hard for our customers, because we know how hard they work. We value the trust they place in us. And we genuinely care. For us, that's not just how you build a bank. It's how you build community.

Our customers work hard. So do we.

Born from hard work and determination, the F&M team has never been afraid of rolling up their sleeves. You ask a certain something from yourself and do whatever it takes to help our hardworking families, farmers and communities succeed. Why? Because banking on their success is our business. As a financial institution with over 125 years of trust-building experience, it's important to reinforce our strong sense of commitment to our customers.

WE NURTURE LASTING
RELATIONSHIPS

OFFICERS

SENIOR MANAGEMENT

Lars B. Eller
President
Chief Executive Officer

Barbara J. Britenriker
Executive Vice President
Chief Retail Banking Officer
Chief Financial Officer (Bancorp)

Benét S. Rupp
Executive Vice President
Chief Administrative Officer

Rex D. Rice
Executive Vice President
Chief Lending Officer

Andrew S. Baker
Senior Vice President
Regional President

Brett Baumeister
Senior Vice President
Regional President

David R. Gerken
Senior Vice President
Senior Commercial Banking Manager

Eric D. Faust
Senior Vice President
Chief Risk Officer

Katrina L. DeGroff
Senior Vice President
Chief Financial Officer (Bank)

Phillip P. Lucas
Senior Vice President
Regional President

Shalini Singhal
Senior Vice President
Chief Information Officer & CISO

Amy L. Cover
Vice President
Chief Marketing Officer

Alexis E. Smith
Vice President
Chief People Officer

AGRICULTURE & COMMERCIAL BANKING

Brian C. Ternet
Senior Vice President
Commercial Banker

Michael F. Schnitkey
Senior Vice President
Agri Finance Manager

Robert D. Graham
Senior Vice President
Commercial Banker

Rob Slusser
Senior Vice President
Market President

Adam Bennett
Vice President
Commercial/Agri Finance Banker

Amy J. Hammons
Vice President
Commercial/Agri Finance Banker

Blake H. Fox
Vice President
Commercial/Agri Finance Banker

Chad M. Harris
Vice President
Commercial/Agri Finance Banker

Curtis M. Metz
Vice President
Commercial Banker

Dan R. Clark
Vice President
Commercial Banker

Dana N. Snyder
Vice President
Commercial Banker

Derek P. Loeffler
Vice President
Agri Finance Banker

Douglas W. Shaw, Jr.
Vice President
Regional Commercial Banking Manager

James E. Collins
Vice President
Commercial/Agri Finance Banker

Jeffery C. Shrader
Vice President
Commercial Banker

John D. Kantner
Vice President
Commercial Banker

Josh Buehler
Vice President
Commercial/Ag Banker II

Kelby J. Schmucker
Vice President
Credit Decisioning Manager

Kenneth J. Schoen
Vice President
Commercial/Agri Finance Banker

Kevin J. Becker
Vice President
Deputy Chief Credit Officer

Kirk R. Keiser
Vice President
Agri Finance Banker

Kirk T. Wensink
Vice President
Agri Finance Banker

Lee A. Panagiotides
Vice President
Commercial Banker

Lesley R. Shirkey
Vice President
Commercial & Ag Administration Manager

Logan A. Frey
Vice President
Commercial Banker

Micah W. Hefty
Senior Vice President
Commercial/Agri Finance Banker

Michael J. Rywalski
Vice President
Regional Commercial Banking Manager

Robert E. Rhoades
Vice President
Commercial/Agri Finance Banker

Robert K. Weaver
Vice President
Commercial Banker

Ruth A. Kauffman
Vice President
Credit Manager

Steven R. Habig
Vice President
Commercial Banker

Thomas W. Lueck
Vice President
Commercial Banker

Tim Porter
Vice President
Commercial/Agri Finance Banker

Todd Ferrell
Vice President
Commercial Banker

William B. Millice
Vice President
Commercial/Ag Banker II

Allan J. Kinsman
Assistant Vice President
Commercial Banker

Brittany McCann
Assistant Vice President
Commercial Loan Supervisor

Jacob T. Willey
Assistant Vice President
Commercial Banker

Jared M. Heyerly
Assistant Vice President
Senior Credit Analyst

Joel Schneider
Assistant Vice President
Commercial Portfolio Manager

John M. Hulyk
Assistant Vice President
Commercial Portfolio Manager

Julie B. Steiner
Assistant Vice President
Credit Analyst

Sharon D. Blair
Assistant Vice President
Loss Mitigation Manager

Timothy A. DeCant
Assistant Vice President
Commercial Banker

RETAIL BANKING

Taryn L. Marino
Senior Vice President
Retail Banking Manager

Amanda L. Brandenburg
Vice President
Regional Community Relationship Banker

Arthur J. Short
Vice President
Indirect Consumer Lending Manager

Curtis H. Rash
Vice President
Treasury Management Sales

Eric Peterson
Vice President
Regional Community Relationship Banker

Jennifer A. Knapp
Vice President
Regional Community Relationship Banker

Jonathan S. Kundo
Vice President
Regional Community Relationship Banker

Mary E. Stefko
Vice President
Home Loan Manager

Marybeth Shunck
Vice President
Senior Consumer Lender
Private Banker

Michael T. Smith
Vice President
Regional Community Relationship Banker

Trisha L. Schneider
Vice President
Treasury Management Sales Manager

Adam N. Chambers
Assistant Vice President
Home Loan Originator

April M. Witte
Assistant Vice President
Deposit Accounts Supervisor
Brenda L. Mossing
Assistant Vice President
Business Development Officer

Casey Robbins
Assistant Vice President
Home Loan Originator

Christopher Coy
Assistant Vice President
Home Loan Originator

Connie S. Nickells
Assistant Vice President
Business Development Officer

Corey Rodgers
Assistant Vice President
Business Development Officer

Crystal M. Jordan
Assistant Vice President
Business Development Officer

Dana E. Sauveur
Assistant Vice President
Home Loan Process Manager

Debra L. Cochran
Assistant Vice President
Home Loan Originator

Eric T. Warrick
Assistant Vice President
Regional Community Relationship Banker

Jeremy Davis
Assistant Vice President
Home Loan Originator

John Mezinko
Assistant Vice President
Home Loan Originator

Joey C. Sherwood
Assistant Vice President
Business Development Officer

Josiah Shaffer
Assistant Vice President
Home Loan Originator

Judith G. Pusateri
Assistant Vice President
Senior Home Loan Originator

Judy L. Heflin
Assistant Vice President
Home Loan Originator

Katherine S. Thorpe
Assistant Vice President
Home Loan Originator

Larry D. Lechel
Assistant Vice President
Home Loan Originator

Leigh M. Boothman
Assistant Vice President
Senior Home Loan Originator

Margaret L. Carico
Assistant Vice President
Senior Home Loan Originator

Michael E. Nitchman
Assistant Vice President
Home Loan Originator

Michael L. Straley
Assistant Vice President
Home Loan Originator

Patricia R. Burkholder
Assistant Vice President
Home Loan Originator

Philip A. Constien
Assistant Vice President
Business Development Officer

Sara A. Jones
Assistant Vice President
Business Development Officer

Shauna L. Cotter
Assistant Vice President
Business Development Officer

Travis G. Hunt
Assistant Vice President
Senior Home Loan Originator

Todd Lotz
Assistant Vice President
Business Development Officer

Vandee Salay
Assistant Vice President
Home Loan Originator

AUDIT, COMPLIANCE & RISK

Kent E. Roth
Vice President
Risk Manager/Security Officer

Marilyn K. Johnson
Vice President
Compliance & CRA Manager

Jacqueline K. Wells
Assistant Vice President
Bank Secrecy Officer

R. Jeffrey Justus
Assistant Vice President
Internal Audit Manager

Daniel T. Kiscoe
Assistant Vice President
Assistant Compliance & CRA Manager

OPERATIONS

D. Robin Timbrook
Vice President
Deposit Services Manager

Jane C. Bruner
Vice President
Payment Systems Manager

Tim Carsey
Vice President
Sr. Operations Manager

Timothy W. Dubach
Vice President
Vendor/BCP Project Manager

Steve Goins
Vice President
Regional Vendor Management/BCP Coordinator

Kimberly A. Graber
Assistant Vice President
Retail Loan Servicing Supervisor

Michael S. Hess
Assistant Vice President
Systems Engineer

Traci D. Tucker
Assistant Vice President
Loan Operations Manager

SUPPORT

Donna Williams
Vice President
Team Member Conversion Consultant

Jared E. Riblet
Assistant Vice President
Financial Reporting Manager

Kevin L. Schaffner
Assistant Vice President
Facility Manager

Lisa M. Beverly
Comptroller

Lydia A. Huber
Corporate Secretary

INVESTMENT SERVICES

Jason P. Maassel
Vice President
FM Investment Manager

Lorie A. Garwood
Vice President
Financial Advisor

2022 FINANCIAL HIGHLIGHTS



26.9%
INCREASE IN
TOTAL LOANS

Record increase to $2.36 billion!



38.4% INCREASE IN **NET INCOME**

Annual record of $32.5 million!

55.95%
EFFICIENCY RATE
Improved for full year 2022

Earnings per Share
increased 22.4%
to an annual record of
$2.46 per basic and diluted share





2022

2021

$2.64 billion

$3.02 billion

39.2%
INCREASE IN
TOTAL ASSETS



12.6% INCREASE IN DEPOSITS
2022 - 2.47 billion
2021 - 2.19 billion

ANNUAL DIVIDEND PAYMENT

Increased **14.4%** to **$0.8125** per share, which included a **$0.0125** special dividend in honor of the Company's 125th Anniversary

2022	**+14.4%**
2021	

$641,542

IN **CHARITABLE DONATIONS** TO SUPPORT ORGANIZATIONS THROUGHOUT INDIANA & OHIO

STOCK PERFORMANCE



FMAO — NASDAQ - COMPOSITE — NASDAQ - BANK INDEX

FINANCIAL DATA

SUMMARY OF CONSOLIDATED STATEMENT OF INCOME

(In Thousands, except share Data)

	2022	2021	2020	2019	2018
SUMMARY OF INCOME					
Interest income	$ 101,149	$ 76,840	$ 70,169	$ 68,306	$ 46,429
Interest expense	14,362	7,342	10,393	14,759	6,572
Net Interest Income	86,787	69,498	59,776	53,547	39,857
Provision for loan losses	4,600	3,444	6,981	1,138	324
Net interest income after provision for loan losses	82,187	66,054	52,795	52,409	39,533
Other income (expense), net	(41,712)	(36,557)	(27,589)	(29,647)	(21,283)
Net income before income taxes	40,475	29,497	25,206	22,762	18,250
Income Taxes	7,960	6,002	5,111	4,360	3,301
Net income	$ 32,515	$ 23,495	$ 20,095	$ 18,402	$ 14,949
PER SHARE OF COMMON STOCK					
Earnings per common share outstanding *					
Net income	$ 2.46	$ 2.01	$ 1.80	$ 1.66	$ 1.61
Dividends	$ 0.8125	$ 0.71	$ 0.66	$ 0.61	$ 0.56
Weighted average number of shares outstanding, including participating securities	13,206,713	11,664,852	11,146,270	11,113,810	9,272,964

*Based on weighted average number of shares outstanding

SUMMARY OF CONSOLIDATED BALANCE SHEET

(In Thousands)

	2022	2021	2020	2019	2018
SUMMARY OF INCOME					
Total Assets	$ 3,015,351	$ 2,638,300	$ 1,909,544	$ 1,607,330	$ 1,116,163
Loans, net	2,336,074	1,841,177	1,289,318	1,211,771	839,599
Total deposits	2,468,864	2,193,462	1,596,162	1,288,347	928,790
Stockholders' equity	298,140	297,167	249,160	230,258	143,287
KEY RATIOS					
Return on average equity	11.30%	9.09%	8.38%	8.26%	10.86%
Return on average assets	1.17%	1.05%	1.14%	1.23%	1.34%
Loans to deposits	94.62%	83.94%	80.78%	94.06%	90.40%
Capital to assets	9.89%	11.26%	13.05%	14.33%	12.84%
Dividend payout	32.74%	35.08%	36.36%	36.59%	34.40%

MARKET AREA

You see greatness in your community. *So do we.*

 F&M Office

 Loan Production Office

OHIO
Anna
Archbold
Bowling Green
Bryan
Bryan
Custar
Defiance
Delta
Findlay
Hicksville
Jackson Center
Montpelier
Napoleon
Oxford
Perrysburg
Sidney
Stryker
Swanton
Sylvania
Urbana
Waterville
Wauseon
West Unity

INDIANA
Angola
Auburn
Berne
Bluffton
Butler
Decatur
Fort Wayne
Geneva
Huntertown
Monroe
Muncie
Ossian
Portland

MICHIGAN
West Bloomfield



36
COMMUNITIES



115,260
TOTAL CUSTOMERS



440
EMPLOYEES

CORPORATE INFO

Farmers & Merchants Bancorp, Inc.

NATURE OF BUSINESS

Farmers & Merchants Bancorp, Inc. is a $3.0 billion bank holding company headquartered in Archbold, Ohio. Farmers & Merchants State Bank services 33 full-service offices located in Champaign, Defiance, Fulton, Hancock, Henry, Lucas, Shelby, Williams and Wood Counties in Ohio and Adams, Allen, DeKalb, Jay, Steuben, and Wells Counties in Indiana.

HEADQUARTERS

Farmers & Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502
Ph: 419.446.2501
Toll-free: 800.451.7843
www.fm.bank
Lydia Huber, Corporate Secretary

ANNUAL MEETING

April 17, 2023
1:30 p.m.
Virtual Event

COMMON STOCK LISTING

Farmers & Merchants Bancorp, Inc. common stock is traded on the Nasdaq stock market under the symbol "FMAO."

STOCK TRANSFER AGENT

Computershare
150 Royall Street
Canton, MA 02021

INDEPENDENT ACCOUNTANTS

FORVIS, LLP
111 E. Wayne Street, Suite 600
Fort Wayne, IN 46802-2600

DIVIDENDS

Common stock dividends are payable quarterly upon authorization of the Board of Directors.

DIVIDEND REINVESTMENT

Farmers & Merchants Bancorp, Inc. has a Dividend Reinvestment Plan administered by Computershare. Shareholders of record have cash payments applied toward the purchase of additional shares at no additional cost. Shareholders desiring information about this plan may contact Lydia Huber, Corporate Secretary at 419.446.2501 or toll-free 800.451.7843.

DIRECT DEPOSIT OF DIVIDENDS

Automatic direct deposit of quarterly dividends into a deposit account is offered to our shareholders and provides secure and timely access to their funds. For further information, please contact Lydia Huber, Corporate Secretary at 419.446.2501 or toll-free 800.451.7843.

CORPORATE COUNSEL

Mr. Mark D. Hagans
Mr. Robert W. Bohmer
Rupp, Hagans & Bohmer, LLP
302 North Defiance St.
Archbold, OH 43502

Mr. Thomas Blank
Mr. David J. Mack
Mr. Martin Werner
Shumaker, Loop & Kendrick, LLP
1000 Jackson St.
Toledo, OH 43624

MARKET MAKERS

Boenning & Scattergood
400 Lydia Street, Suite 100
Carnegie, PA 15106
Ph: 800.889.6440

D. A. Davidson
3773 Attucks Drive
Powell, OH 43065
Ph: 800.394.9230

Keefe, Bruyette & Woods (KBW)
787 7th Avenue, 4th Floor
New York, NY 10019
Ph: 212.887.8901

Raymond James Financial, Inc.
222 S. Riverside Plaza, 7th Floor
Chicago, IL 60606
Ph: 800.800.4693






FARMERS &
MERCHANTS
BANCORP, INC.

307 N Defiance St
Archbold, OH 43502
(800) 451.7843

fm.bank